SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                   THCG, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)


                                   87242T 10 1
                                   -----------
                                 (CUSIP Number)

                                 Joseph D. Mark
                                   THCG, Inc.
                         650 Madison Avenue, 21st Floor
                            New York, New York 10022
                                 (212) 223-0440
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                             Peter S. Kolevzon, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                      919 Third Avenue, New York, NY 10022
                                 (212) 715-9100

                                November 1, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box: |_|


                                Page 1 of 13 Pages
                          Exhibit Index appears on page 8

------------------------                                   ---------------------
CUSIP No.  87242T 10 1               13D                     Page 2 of 13 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   Joesph D. Mark
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       SC (see Item 3)
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   1,599,652.6 (see Item 5)
  OWNED BY EACH           ------------------------------------------------------
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       Not Applicable
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  1,599,652.6 (see Item 5)
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  Not Applicable
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,599,652.6 (see Item 5)
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [X]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.0%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                               Page 2 of 13 Pages
--------------------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP No.  87242T 10 1               13D                     Page 3 of 13 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   Joshua A. Mark 1999 Trust, Meryl Schlussel Mark, Trustee
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       SC (see Item 3)
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New Jersey
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   186,141
  OWNED BY EACH           ------------------------------------------------------
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       Not Applicable
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  186,141
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  Not Applicable
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       186,141
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.7%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

                               Page 3 of 13 Pages
--------------------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP No.  87242T 10 1               13D                     Page 4 of 13 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   Rachel L. Mark 1999 Trust, Meryl Schlussel Mark, Trustee
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       SC (see Item 3)
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New Jersey
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   186,141
  OWNED BY EACH           ------------------------------------------------------
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       Not Applicable
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  186,141
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  Not Applicable
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       186,141
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.7%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

                               Page 4 of 13 Pages
--------------------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP No.  87242T 10 1               13D                     Page 5 of 13 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   Samuel A. Mark 1999 Trust, Meryl Schlussel Mark, Trustee
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       SC (see Item 3)
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New Jersey
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   186,141
  OWNED BY EACH           ------------------------------------------------------
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       Not Applicable
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  186,141
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  Not Applicable
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       186,141
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.7%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

                               Page 5 of 13 Pages
--------------------------------------------------------------------------------

Schedule 13D

Item 1.        Security and Issuer

        This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of THCG, Inc. (formerly, Walnut Financial Services, Inc.), a Utah corporation (the "Company"). The principal executive office of the Company is located at 650 Madison Avenue, 21st Floor, New York, New York 10022.

Item 2.        Identity and Background.

(a)     This Statement is being filed on behalf of:

        Joseph D. Mark
        Rachel L. Mark 1999 Trust, Meryl Schlussel Mark, Trustee
        Joshua A. Mark 1999 Trust, Meryl Schlussel Mark, Trustee
        Samuel A. Mark 1999 Trust, Meryl Schlussel Mark, Trustee.

        The Rachel L. Mark 1999 Trust, the Joshua A. Mark 1999 Trust and the Samuel A. Mark 1999 Trust are collectively referred to as the "Trusts," and together with Joseph D. Mark, the "Reporting Persons."

(b) The business address of the Reporting Persons is c/o THCG, Inc., 650 Madison Avenue, 21st Floor, New York, New York 10022.

(c) Joseph D. Mark is the co-Chief Executive Officer and a director of the Company. The Company is engaged in three principal lines of business:
        (i) investment banking, (ii) professional consulting services and (iii) accounts receivable factoring. The address of the Company is set forth in the response to Item 1.

(d) The Reporting Persons have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Joseph D. Mark is a citizen of the United States. Each of the Trusts is organized in New Jersey.


                               Page 6 of 13 Pages

Item 3.        Source and Amount of Funds or Other Consideration.

        The Reporting Persons acquired their beneficial ownership in the Common Stock of the Company as a result of the consummation, on November 1, 1999, of the merger (the "Merger") of Tower Hill Acquisition Corp., a New York corporation and a wholly-owned subsidiary of the Company ("Newco"), with and into Tower Hill Securities, Inc., a New York corporation ("Tower Hill"), pursuant to the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 5, 1999, by and among the Company, Newco and Tower Hill. Pursuant to Section 2.1(b) of the Merger Agreement, each share of Tower Hill common stock outstanding immediately prior to the Merger was converted into and exchanged for 37,228.145 shares of Common Stock of the Company.

Item 4.        Purpose of Transaction.

        The Reporting Persons acquired the shares of Common Stock reported as beneficially owned by them for investment purposes pursuant to Section 2.1(b) of the Merger Agreement. Pursuant to Section 5.22 of the Merger Agreement, upon consummation of the Merger, Joseph D. Mark became a co-Chief Executive Officer and a director of the Company and certain other persons were appointed to the Board of Directors of the Company.

        Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

(a) Joseph D. Mark beneficially owns an aggregate of 1,599,652.6 shares of Common Stock, representing approximately 14.0% of the Common Stock outstanding. This number includes 296,666.66 shares of Common Stock subject to options exercisable within 60 days from the date of this Statement. Each of the Trusts owns 186,141 shares of Common Stock, representing approximately 1.7% of the Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Joseph D. Mark is, for the purposes of 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), or otherwise, the beneficial owner of any of the Common Stock held by the Trusts.

(b) Joseph D. Mark has the sole power to vote, or direct the vote of, and the sole power to dispose of, or direct the disposition of, the shares of Common Stock owned by him. Meryl Schlussel Mark, as the trustee of each of the Trusts, has the sole power to vote, or direct the vote of, and the sole power to dispose of, or direct the disposition of, the shares of Common Stock owned by the Trusts. The filing of this Statement shall not be construed as an admission that Meryl Schlussel Mark is,


                               Page 7 of 13 Pages
for the purposes of 13(d) or 13(g) of the 1934 Act, or otherwise, the beneficial owner of any of the Common Stock held by the Trusts.

(c)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to the Securities of the Issuer.

        In connection with certain of the transactions contemplated by the Merger Agreement, the Reporting Persons entered into a Voting Agreement, dated as of November 1, 1999, among the Company, Greenwich Street Capital Partners II, L.P. ("GSCP") and certain of its affiliates (together with GSCP, the "GSCP Parties"), pursuant to which the Reporting Persons agreed to vote their shares of Common Stock in favor of GSCP's nominee to the Board of Directors of the Company.

        Concurrently therewith, the Reporting Persons entered into a Tag-Along Agreement with the Company and GSCP which provides that if any of the Reporting Persons transfers his or its shares of Common Stock to a third party, the GSCP Parties shall have the right to sell the shares of Common Stock held by them on the same terms and conditions.

        On November 2, 1999, Joseph D. Mark was granted an option to purchase 250,000 shares of Common Stock, which option is immediately exercisable. Concurrently therewith, Mr. Mark was granted an option to purchase 200,000 shares of Common Stock in two classes of 100,000 and 100,000 shares (respectively, the "First Option Class" and the "Second Option Class"). The First Option Class is immediately exercisable as to 33,333.33 shares of Common Stock; the balance of the First Option Class vests in equal quarterly installments beginning on February 1, 2000 and ending on November 1, 2000. The Second Option Class is immediately exercisable as to 13,333.33 shares of Common Stock; the balance of the Second Option Class vests in equal quarterly installments beginning on February 1, 2000 and ending on November 1, 2002. The First Option Class and the Second Option Class may be reduced upon the occurrence of certain events.

Item 7.        Material to be Filed as Exhibits.

        Exhibit A:   Joint Filing Agreement

        Exhibit B:   Amended and Restated Agreement and Plan of
                     Merger, dated as of August 5, 1999, by and among the Company, Newco and Tower


                               Page 8 of 13 Pages

                        Hill(incorporated herein by reference to Exhibit A of the Definitive Proxy Statement filed by Walnut Financial Services, Inc. on September 30, 1999 (File No. 000-26072)).

        Exhibit C:      Option Agreement, dated as of November 2, 1999,
                        between the Company and Joseph D. Mark.

        Exhibit D:      Option Agreement, dated as of November 2, 1999,
                        between the Company and Joseph D. Mark.

        Exhibit E:      Voting Agreement, dated as of November 1, 1999,
                        executed by Joseph D. Mark.

        Exhibit F:      Voting Agreement, dated as of November 1, 1999,
                        executed by Joshua A. Mark 1999 Trust, Meryl Schlussel
                        Mark, Trustee

        Exhibit G:      Voting Agreement, dated as of November 1, 1999,
                        executed by Rachel L. Mark 1999 Trust, Meryl Schlussel
                        Mark, Trustee

        Exhibit H:      Voting Agreement, dated as of November 1, 1999,
                        executed by Samuel A. Mark 1999 Trust, Meryl Schlussel
                        Mark, Trustee.

        Exhibit I: Tag-Along Agreement, dated as of November 1, 1999, executed by Joseph D. Mark.

        Exhibit J:      Tag-Along Agreement, dated as of November 1,
                        1999, executed by Joshua A. Mark 1999 Trust, Meryl
                        Schlussel Mark, Trustee.

        Exhibit K:      Tag-Along Agreement, dated as of November 1,
                        1999, executed by Rachel L. Mark 1999 Trust, Meryl
                        Schlussel Mark, Trustee.

        Exhibit L:      Tag-Along Agreement, dated as of November 1,
                        1999, executed by Samuel A. Mark 1999 Trust, Meryl
                        Schlussel Mark, Trustee.


                               Page 9 of 13 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 8, 1999


                                    /s/ Joseph D. Mark
                                    ---------------------------------
                                    Joseph D. Mark


                               Page 10 of 13 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 8, 1999


                                    Joshua A. Mark 1999 Trust, Meryl
                                    Schlussel Mark, Trustee


                                    By: /s/ Meryl Schlussel Mark
                                        ------------------------------
                                    Name: Meryl Schlussel Mark
                                    Title: Trustee


                               Page 11 of 13 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 8, 1999


                                    Rachel L. Mark 1999 Trust, Meryl
                                    Schlussel Mark, Trustee


                                    By: /s/ Meryl Schlussel Mark
                                        --------------------------------
                                    Name: Meryl Schlussel Mark
                                    Title: Trustee


                               Page 12 of 13 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 8, 1999



                                   Samuel A. Mark 1999 Trust, Meryl
                                   Schlussel Mark, Trustee


                                   By: /s/ Meryl Schlussel Mark
                                      --------------------------------
                                   Name: Meryl Schlussel Mark
                                   Title: Trustee


                               Page 13 of 13 Pages

                                    EXHIBIT A

                            Agreement of Joint Filing


        Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 8, 1999.

                                            /s/ Joseph D. Mark
                                            ------------------------------
                                            Joseph D. Mark


                                            Joshua A. Mark 1999 Trust,
                                            Meryl Schlussel Mark, Trustee


                                            By: /s/ Meryl Schlussel Mark
                                                ----------------------------
                                            Name:  Meryl Schlussel Mark
                                            Title: Trustee

                                            Rachel L. Mark 1999 Trust,
                                            Meryl Schlussel Mark, Trustee


                                            By: /s/ Meryl Schlussel Mark
                                                ----------------------------
                                            Name:  Meryl Schlussel Mark
                                            Title: Trustee

                                            Samuel A. Mark 1999 Trust,
                                            Meryl Schlussel Mark, Trustee


                                            By: /s/ Meryl Schlussel Mark
                                                ----------------------------
                                            Title: Trustee

                                                                       EXHIBIT C
                          Stock Option Grant Agreement


               STOCK OPTION GRANT AGREEMENT (this "Agreement"), made as of this 2nd day of November, 1999 between THCG, Inc. (the "Company") and Joseph D.
Mark (the "Optionee").

               WHEREAS, the Company has adopted and maintains The 1999 Walnut Financial Services, Inc. Stock Incentive Plan (the "Plan") to secure for the Company and its stockholders the benefits arising from capital stock ownership by certain employees, former employees, officers and directors of, and consultants or other independent contractors to, the Company and its subsidiary corporations who are expected to contribute to the Company's future growth and success;

               WHEREAS, the Plan provides that the Committee (as defined in the Plan) shall administer the Plan and determine the persons to whom Options to purchase shares of the Company's common stock, $.01 par value per share ("Company Stock"), shall be granted and the amount and type of such Options;

               WHEREAS, the Company entered into that certain Amended Restricted Stock Grant Agreement between the Company and Shai Novik ("Novik"), dated November 2, 1999 (the "Novik Agreement"), pursuant to which 372,281 shares of Restricted Stock were issued to Novik, which issuance dilutes the Optionee's share in the equity of the Company;

               WHEREAS, to offset such dilution, the Company agreed to grant to the Optionee an Option for 200,000 shares of Company Stock pursuant to that certain Amended and Restated Agreement and Plan of Merger by and among Walnut Financial Services, Inc., Tower Hill Acquisition Corp. and Tower Hill Securities, Inc., dated as of August 5, 1999 (the "Merger Agreement"), which further provides that should Novik forfeit any shares of Restricted Stock under the Novik Agreement, the Optionee likewise would forfeit shares of Company Stock under the Option ratably as set forth below;

               WHEREAS, effective as of November 2, 1999, the Committee made such a grant of an Option to the Optionee pursuant to the Plan;

               WHEREAS, the Plan requires that such grant be evidenced by a written agreement, executed by the Company and the Optionee, containing such restrictions, terms and conditions as may be required by the Plan and the Committee;

               WHEREAS, this Agreement has been approved by the Committee to evidence the grant made to the Optionee;

               NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

               1. Grant of Options. Subject to the adjustments set forth in
Section 4(d) hereof, the Company, effective as of the Grant Date (as defined below), hereby grants to the Optionee a NON-QUALIFIED STOCK OPTION with respect to 200,000 shares of Company Stock (the "Option"), in two classes of 100,000 and 100,000 shares (respectively, the "First Option Class" and the "Second Option Class"). The Option is issued pursuant to, and subject to, the restrictions, terms and conditions set forth herein and in the Plan. The Option is not intended to constitute an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code").

               2. Incorporation of Plan. All terms, conditions and restrictions of the Plan are incorporated herein and made part hereof as if stated herein. If there is any conflict between the terms and conditions of the Plan or this Agreement, the terms and conditions of the Plan, as interpreted by the Committee, shall govern. Except as otherwise provided herein, all capitalized terms used herein shall have the meaning given to such terms in the Plan.

               3. Date of Grant. For all purposes of the Plan, the date of grant of the Option granted hereby is November 2, 1999 (the "Grant Date").

               4.     Vesting.

               (a) Subject to the provisions under this Section 4(b) through
(d), the vesting dates (each, a "Vesting Date") with respect to each Option Class are as follows:

               (i) That number of shares of Company Stock pursuant to the First Option Class that equals the total number of First Option Class shares multiplied by a fraction the numerator of which is the total number of whole months from March 1, 1999 to the Effective Time (as defined in the Merger Agreement) and the denominator of which is 24 shall be vested on the Grant Date; the balance of the First Option Class shares of Company Stock shall vest in equal three-month ("quarterly") installments, commencing on the first quarterly anniversary of the Grant Date and ending on the one-year anniversary of the Effective Time.

               (ii) That number of shares of Company Stock pursuant to the Second Option Class that equals the total number of Second Option Class shares multiplied by a fraction the numerator of which is the total number of whole months from March 1, 1999 to the Effective Time and the denominator of which is 60 shall be vested on the Grant Date; the balance of the Second Option Class shares of Company Stock shall vest in equal quarterly installments, commencing on the first quarterly anniversary of the Grant Date and ending on the three-year anniversary of the Effective Time.

               (b) The Optionee must be employed by the Company on each subsequent quarterly anniversary of the Grant Date for the next installment of shares of Common Stock to vest on such Vesting Date.

               (c) Upon Novik's Termination of Employment, other than for Cause, prior to the expiration of a six-month period following the occurrence of a Change in Control at any time after the Effective Time, all shares of Company Stock pursuant to the Option which have not theretofore vested in accordance with the terms hereunder, or been canceled and forfeited pursuant to any provision hereof, immediately shall vest.

               (d) Notwithstanding anything to the contrary in this Agreement, the number of shares of Company Stock pursuant to this Option shall be subject to the following adjustment:

               (i) Upon Novik's attempt to transfer an unvested share of Restricted Stock or the right to any cash payment related thereto and the resulting cancellation and forfeiture, in accordance with the terms of the Novik Agreement, of that portion of the grant of Restricted Stock represented by such share of Restricted Stock and any related cash payment, there shall be an immediate cancellation and forfeiture of a corresponding portion of the Option that has not vested, effective as of the date of such cancellation of a portion of Novik's grant, in a ratio of one-half share of Company Stock pursuant to the Option for each share of Restricted Stock that is so cancelled and forfeited, with the total number of such one-half shares of Company Stock required to be cancelled and forefeited to be evenly divided between and cancelled and forfeited from the First Option Class and the Second Option Class; provided, however, to the extent that there are too few or no such one-half shares of Company Stock remaining under the First Option Class to permit such an even cancellation and forfeiture, the remaining one-half shares of Company Stock required to be cancelled and forefeited will be taken from the Second Option Class.

               (ii) Except as provided in Section 4(c) hereof, upon Novik's Termination of Employment with the Company where such Termination results in cancellation and forfeiture, in accordance with the terms of the Novik Agreement, of all shares of Restricted Stock that have not vested, there shall be an immediate cancellation and forfeiture of all shares of Company Stock pursuant to the Option that have not vested, as of the commencement of the date of such Termination of Employment.

               (iii) Upon the cancellation and forfeiture, at the discretion of the Committee, of all or a part of the Grant to Novik on account of Novik's failure to comply with the terms of the Novik Agreement or the Plan, of each share of Restricted Stock so cancelled and forfeited, there shall be an immediate cancellation and forfeiture of a corresponding portion of the Option in a ratio of one-half share of Company Stock pursuant to the Option for each share of Restricted Stock that is so cancelled and forfeited, with the total number of such one-half shares of Company Stock to be evenly divided between and cancelled and forfeited from the First Option Class and the Second Option Class; provided, however, to the extent that there are too few or no such one-half shares of Company Stock remaining under the First Option Class to permit such an even cancellation and forfeiture, the remaining one-half shares of Company Stock required to be cancelled and forfeited will be taken from the Second Option Class.

               5. Exercise Price. The exercise price-per share of each share of Company Stock with respect to which the Option is granted hereby is $ 3.625.

               6. Expiration Date; Effect of Termination of Employment.

               (a) Subject to the provisions of the Plan and this Agreement, the Option granted hereby shall expire and terminate on the fifth anniversary of the Grant Date.

               (b) In the event of the Optionee's Termination of Employment for any reason, the Option shall remain exercisable until the expiration of its term described in Section 6(a) hereof (the "Term"), on which date the Option shall expire, subject to the terms of Section 4(d) hereof.

               7. Method of Exercise. The Option shall be exercisable in whole or in part; provided, that no partial exercise shall be for an aggregate exercise price of less than $1,000. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining portion thereof. The Option shall be exercised by delivering notice to the Company's principal office, to the attention of its Secretary, no less than three business days in advance of the effective date of the proposed exercise. Such notice shall be accompanied by this Agreement, shall specify the number of shares of Company Stock with respect to which the Option is being exercised and the effective date of the proposed exercise and shall be signed by the Optionee. The Optionee may withdraw such notice at any time prior to the close of business on the business day immediately preceding the effective date of the proposed exercise, in which case this Agreement shall be returned to the Optionee. Payment for shares of Company Stock purchased upon the exercise of an Option shall be made on the effective date of such exercise either: (i) in cash, or by certified check or bank cashier's check payable to the order of the Company or by wire transfer; (ii) subject to the approval of the Committee, in shares of Company Stock owned by the Optionee for at least six months prior to the effective date of the exercise and valued at their Fair Market Value on the effective date of such exercise, or partly in shares of Company Stock with the balance in cash, by certified check, bank cashier's check or wire transfer or
(iii) subject to the approval of the Committee, by means of a "cashless exercise" pursuant to procedures adopted by the Committee whereby the Optionee directs: (A) a brokerage firm selected by the Company or the Committee, as the case may be, to effect an immediate market sale or margin loan respecting all or a part of the shares of Company Stock to which the Optionee is entitled upon exercise pursuant to an extension of credit by the Company to the Participant of the exercise price, (B) the delivery of the shares of Company Stock from the Company directly to the brokerage firm, and (C) the delivery of the exercise price from the sale or margin loan proceeds from the brokerage firm directly to the Company. Any payment in shares of Company Stock shall be effected by the delivery of such shares to the Secretary of the Company, duly endorsed in blank or accompanied by stock powers duly executed in blank, together with any other documents and evidences as the Secretary of the Company shall require from time to time. Certificates for shares of Company Stock purchased upon the exercise of an Option shall be issued in the name of the Optionee or his beneficiary (or permitted transferee), as the case may be, and delivered to the Optionee or the Optionee's beneficiary (or permitted transferee), as the case may be, as soon as practicable following the effective date on which the Option is exercised.

               Any exercise of the Option shall be subject to all applicable withholding and other taxes in accordance with Section 20 of the Plan and applicable law.

               8. Securities Matters.

                    (a) If, at any time, counsel to the Company shall determine that the listing, registration or qualification of the shares of Company Stock subject to the Option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental or regulatory body, or that the disclosure of non-public information or the satisfaction of any other condition is necessary as a condition of, or in connection with, the issuance or purchase of shares of Company Stock hereunder, such Option may not be exercised, in whole or in part, unless such listing, registration, qualification, consent or approval, or satisfaction of such condition shall have been effected or obtained on conditions acceptable to the Board of Directors. The Company shall be under no obligation to apply for or to obtain such listing, registration or qualification, or to satisfy such condition. The Committee shall inform the Optionee in writing of any decision to defer or prohibit the exercise of an Option. During the period that the effectiveness of the exercise of an Option has been deferred or prohibited, the Optionee may, by written notice, withdraw the Optionee's decision to exercise and obtain a refund of any amount paid with respect thereto.

                    (b) The Company may require: (i) the Optionee (or any other person exercising the Option in the case of the Optionee's death or Disability) as a condition of exercising the Option, to give written assurances, in substance and form satisfactory to the Company, to the effect that such person is acquiring the Company Stock subject to the Option for his or her own account for investment and not with any present intention of selling or otherwise distributing the same, and to make such other representations or covenants; and
(ii) that any certificates for shares or Company Stock delivered in connection with the exercise of the Option bear such legends, in each case as the Company deems necessary or appropriate, in order to comply with federal and applicable state securities laws, to comply with covenants or representations made by the Company in connection with any public offering of its Company Stock or otherwise. The Optionee specifically understands and agrees that the shares of Company Stock, if and when issued upon exercise of the Option, may be "restricted securities," as that term is defined in Rule 144 under the Securities Act of 1933 and, accordingly, the Optionee may be required to hold the shares indefinitely unless they are registered under such Securities Act of 1933 or an exemption from such registration is available.

                    (c) The Optionee shall have no rights as a shareholder with respect to any shares covered by the Option (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Optionee for such shares. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such stock certificate is issued.

               9. Transferability. The Option shall not be assignable or otherwise transferable by the Optionee except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder. The Option may be exercised during the lifetime of the Optionee only by the Optionee. In the event of the Optionee's death, the Option may be exercised during the period specified in
Section 6 hereof by the executors or administrators of the Optionee's estate.

               10. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party or any provisions or conditions of this Agreement, must be in a writing signed by such party and shall be effective only to the extent specifically set forth in such writing.

               11. Integration. This Agreement (together with the Plan, which is incorporated herein by reference) contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter.

               12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

               13. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the principles of conflict of laws.

               14. Optionee Acknowledgment. The Optionee hereby acknowledges receipt of a copy of the Plan. The Optionee hereby acknowledges that all decisions, determinations and interpretations of the Committee in respect of the Plan, this Agreement and the Option shall be final and conclusive.

               15. Limitations Imposed by Section 162(m) of the Code. Notwithstanding any other provision hereunder, if and to the extent the Committee determines the Company's federal tax deduction in respect of the Option may be limited as a result of Section 162(m) of the Code, the Committee may delay the exercise of the Option until a date that is within 30 days after the earlier of (i) the date that compensation paid to the Optionee no longer is subject to the deduction limitation under Section 162(m) of the Code and (ii) the occurrence of a Change in Control. In the event that the Optionee exercises the Option at a time when the Optionee is a "covered employee" within the meaning of Section 162(m) of the Code and the Committee determines to delay the exercise of the Option, the Company shall not issue shares of Company Stock to the Optionee, but instead shall credit the Fair Market Value of the Company Stock that otherwise would have been issued to the Optionee to an unfunded account on the books and records of the Company. The Optionee shall have no rights in respect of such account other than as an unsecured general creditor of the Company, and the amount credited thereto shall not be transferable by the optionee other than by will or laws of descent and distribution. The Committee may credit additional amounts to such account as it may determine in its sole discretion. Any account created hereunder shall represent only an unfunded unsecured promise by the Company to pay the amount credited thereto to the Optionee in the future. The amount credited to the account shall be paid to the Optionee if and to the extent (and within 30 days after) the Committee determines that the Company's federal tax deduction with respect thereto will not be limited by reason of Section 162(m) of the Code.

               IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer, and the Optionee has hereunto signed this Agreement on the Optionee's own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above.

                                     THCG, INC.

                                     By: /s/ Joseph D. Mark
                                         ---------------------------------

                                     Date: 11/2/99
                                         ---------------------------------

                                      /s/ ADI RAVIV
                                     -------------------------------------

                                     Optionee (print name): Adi Raviv
                                                           ---------------

                                     Date: 11/2/99
                                         ---------------------------------

                                                                       EXHIBIT D

                          STOCK OPTION GRANT AGREEMENT


               STOCK OPTION GRANT AGREEMENT (this "Agreement"), made as of this 2nd day of November, 1999 between THCG, Inc. (the "Company") and Joseph D. Mark (the "Optionee").

               WHEREAS, the Company has adopted and maintains The 1999 Walnut Financial Services, Inc. Stock Incentive Plan (the "Plan") to secure for the Company and its stockholders the benefits arising from capital stock ownership by certain employees, officers and directors of, and consultants or other independent contractors to, the Company and its subsidiary corporations who are expected to contribute to the Company's future growth and success;

               WHEREAS, the Plan provides that the Committee (as defined in the Plan) shall administer the Plan and determine the persons who are, at the time of grant, employees, officers or directors of, or consultants or other independent contractors to, the Company to whom Options to purchase shares of the Company's common stock, $.01 par value per share ("Company Stock"), shall be granted and the amount and type of such Options;

               WHEREAS, the Company entered into that certain Amended and Restated Agreement and Plan of Merger by and among Walnut Financial Services, Inc., Tower Hill Acquisition Corp., and Tower Hill Securities, Inc. dated as of August 5, 1999 (the "Merger Agreement"), which provides that an option be granted to the Optionee;

               WHEREAS, effective as of November 2, 1999 ("Grant Date"), the Committee made such a grant to the Optionee pursuant to the Plan;

               WHEREAS, the Plan requires that such grant be evidenced by a written agreement, executed by the Company and the Optionee, containing such restrictions, terms and conditions as may be required by the Plan and the Committee;

               WHEREAS, this Agreement has been approved by the Committee to evidence the grant made to the Optionee;

               NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

               1. Grant of Options. Pursuant to, and subject to, the terms and conditions set forth herein and in the Plan, the Committee hereby grants to the Optionee a NONQUALIFIED STOCK OPTION with respect to 250,000 shares of Company Stock (the "Option"). The Option is not intended to constitute an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code").

               2. Date of Grant. For all purposes of the Plan, the date of grant of the Option granted hereby is November 2, 1999 (the "Grant Date").

               3. Incorporation of Plan. All terms, conditions and restrictions of the Plan are incorporated herein and made part hereof as if stated herein. If there is any conflict between the terms and conditions of the Plan or this Agreement, the terms and conditions of the Plan, as interpreted by the Committee, shall govern. Except as otherwise provided herein, all capitalized terms used herein shall have the meaning given to such terms in the Plan.

               4. Exercisability/Vesting. This Option shall be exercisable in full as of the Grant Date.

               5. Exercise Price. The exercise price-per share of each share of Company Stock with respect to which the Option is granted hereby is the closing price of Company Stock on the day immediately prior to the Grant Date.

               6. Expiration Date; Effect of Termination of Employment.

               (a) Subject to the provisions of the Plan and this Agreement, the Option granted hereby shall expire and terminate on the fifth anniversary of the Grant Date.

               (b) In the event of the Optionee's Termination of Employment for any reason other than Cause, Disability or death, the Option shall remain exercisable until the expiration of three months after such Termination of Employment, on which date the Option shall expire; provided, however, that the Option shall not be exercisable after the expiration of its term described in
Section 6(a) hereof (the "Term").

               (c) In the event of the Optionee's Termination of Employment as a result of Disability or death, the Option shall remain exercisable until the expiration of the Term, on which date the Option shall expire.

               (d) In the event of the Optionee's Termination of Employment for Cause, the Option shall expire immediately at the commencement of business on the effective date of such Termination of Employment. If, subsequent to the Optionee's Termination of Employment for any reason it is discovered that the Optionee's Employment could have been terminated for Cause, such Optionee's Employment shall be deemed to have been terminated for Cause as of date of the occurrence of the event giving rise to Cause. In the event the Optionee has been permitted to exercise the Option on or after the date the Optionee's Employment is deemed to have been terminated for Cause, such exercise shall be deemed to have been void ab initio and, upon demand by the Company, the Optionee shall return to the Company any shares purchased upon such exercise, and the Company shall return to the Optionee the exercise price paid by the Optionee.


               THE COMMITTEE SHALL HAVE THE POWER TO DETERMINE WHAT CONSTITUTES A TERMINATION FOR CAUSE , WHETHER THE Optionee HAS BEEN TERMINATED FOR CAUSE AND THE DATE UPON WHICH SUCH TERMINATION FOR CAUSE OCCURS. ANY SUCH DETERMINATIONS SHALL

BE FINAL, CONCLUSIVE AND BINDING UPON THE OPTIONEE (AND ANY OTHER PARTY).

               (e) In the event the Optionee's Termination of Employment by the Company, other than for Cause, prior to the expiration of a six-month period following a Change in Control, each share under the Option that is outstanding shall remain exercisable until its expiration, termination or cancellation pursuant to the terms of this Agreement.

               7. Method of Exercise. The Option shall be exercisable in whole or in part; provided, that no partial exercise shall be for an aggregate exercise price of less than $1,000. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining portion thereof. The Option shall be exercised by delivering notice to the Company's principal office, to the attention of its Secretary, no less than three business days in advance of the effective date of the proposed exercise. Such notice shall be accompanied by this Agreement, shall specify the number of shares of Company Stock with respect to which the Option is being exercised and the effective date of the proposed exercise and shall be signed by the Optionee. The Optionee may withdraw such notice at any time prior to the close of business on the business day immediately preceding the effective date of the proposed exercise, in which case this Agreement shall be returned to the Optionee. Payment for shares of Company Stock purchased upon the exercise of an Option shall be made on the effective date of such exercise either: (i) in cash, or by certified check or bank cashier's check payable to the order of the Company or by wire transfer; (ii) subject to the approval of the Committee, in shares of Company Stock owned by the Optionee for at least six months prior to the effective date of the exercise and valued at their Fair Market Value on the effective date of such exercise, or partly in shares of Company Stock with the balance in cash, by certified check, bank cashier's check or wire transfer or
(iii) subject to the approval of the Committee, by means of a "cashless exercise" pursuant to procedures adopted by the Committee whereby the Optionee directs: (A) a brokerage firm selected by the Company to effect an immediate market sale or margin loan respecting all or a part of the shares of Company Stock to which the Optionee is entitled upon exercise pursuant to an extension of credit by the Company to the Participant of the exercise price, (B) the delivery of the shares of Company Stock from the Company directly to the brokerage firm, and (C) the delivery of the exercise price from the sale or margin loan proceeds from the brokerage firm directly to the Company. Any payment in shares of Company Stock shall be effected by the delivery of such shares to the Secretary of the Company, duly endorsed in blank or accompanied by stock powers duly executed in blank, together with any other documents and evidences as the Secretary of the Company shall require from time to time. Certificates for shares of Company Stock purchased upon the exercise of an Option shall be issued in the name of the Optionee or his beneficiary (or permitted transferee), as the case may be, and delivered to the Optionee or the Optionee's beneficiary (or permitted transferee), as the case may be, as soon as practicable following the effective date on which the Option is exercised.

               Any exercise of the Option shall be subject to all applicable withholding and other taxes in accordance with Section 20 of the Plan and applicable law.

               8.   Securities Matters.

               (a) If, at any time, counsel to the Company shall determine that the listing, registration or qualification of the shares of Company Stock subject to the Option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental or regulatory body, or that the disclosure of non-public information or the satisfaction of any other condition is necessary as a condition of, or in connection with, the issuance or purchase of shares of Company Stock hereunder, such Option may not be exercised, in whole or in part, unless such listing, registration, qualification, consent or approval, or satisfaction of such condition shall have been effected or obtained on conditions acceptable to the Board of Directors. The Company shall be under no obligation to apply for or to obtain such listing, registration or qualification, or to satisfy such condition. The Committee shall inform the Optionee in writing of any decision to defer or prohibit the exercise of an Option. During the period that the effectiveness of the exercise of an Option has been deferred or prohibited, the Optionee may, by written notice, withdraw the Optionee's decision to exercise and obtain a refund of any amount paid with respect thereto.

               (b) The Company may require: (i) the Optionee (or any other person exercising the Option in the case of the Optionee's death or Disability) as a condition of exercising the Option, to give written assurances, in substance and form satisfactory to the Company, to the effect that such person is acquiring the Company Stock subject to the Option for his or her own account for investment and not with any present intention of selling or otherwise distributing the same, and to make such other representations or covenants; and
(ii) that any certificates for shares or Company Stock delivered in connection with the exercise of the Option bear such legends, in each case as the Company deems necessary or appropriate, in order to comply with federal and applicable state securities laws, to comply with covenants or representations made by the Company in connection with any public offering of its Company Stock or otherwise. The Optionee specifically understands and agrees that the shares of Company Stock, if and when issued upon exercise of the Option, may be "restricted securities," as that term is defined in Rule 144 under the Securities Act of 1933 and, accordingly, the Optionee may be required to hold the shares indefinitely unless they are registered under such Securities Act of 1933 or an exemption from such registration is available.

               (c) The Optionee shall have no rights as a shareholder with respect to any shares covered by the Option (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Optionee for such shares. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such stock certificate is issued.

               9. Transferability. The Option shall not be assignable or otherwise transferable by the Optionee except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder. The Option may be exercised during the lifetime of the Optionee only by the Optionee. In the event of the Optionee's death, the Option may be exercised during the period specified in Section 6 hereof by the executors or administrators of the Optionee's estate.

               10. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party or any provisions or conditions of this Agreement, must be in a writing signed by such party and shall be effective only to the extent specifically set forth in such writing.

               11. Integration. This Agreement (together with the Plan, which is incorporated herein by reference) contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter.

               12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

               13. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the principles of conflict of laws.

               14. Optionee Acknowledgment. The Optionee hereby acknowledges receipt of a copy of the Plan. The Optionee hereby acknowledges that all decisions, determinations and interpretations of the Committee in respect of the Plan, this Agreement and the Option shall be final and conclusive.

               15. Limitations Imposed by Section 162(m) of the Code. Notwithstanding any other provision hereunder, if and to the extent the Committee determines the Company's federal tax deduction in respect of the Option may be limited as a result of Section 162(m) of the Code, the Committee may delay exercise of the Option until a date that is within 30 days after the earlier of (i) the date that compensation paid to the Optionee no longer is subject to the deduction limitation under Section 162(m) of the Code and (ii) the occurrence of a Change in Control. In the event that the Optionee exercises the Option at a time when the Optionee is a "covered employee" within the meaning of Section 162(m) of the Code and the Committee determines to delay the exercise of the Option, the Company shall not issue shares of Company Stock to the Optionee, but instead shall credit the Fair Market Value of the Company Stock that otherwise would have been issued to the Optionee to an unfunded account on the books and records of the Company. The Optionee shall have no rights in respect of such account other than as an unsecured general creditor of the Company, and the amount credited thereto shall not be transferable by the Optionee other than by will or laws of descent and distribution. The Committee may credit additional amounts to such account as it may determine in its sole discretion. Any account created hereunder shall represent only an unfunded unsecured promise by the Company to pay the amount credited thereto to the Optionee in the future. The amount credited to the account shall be paid to the Optionee if and to the extent (and within 30 days after) the Committee determines that the Company's federal tax deduction with respect thereto will not be limited by reason of Section 162(m) of the Code.

               16.  Forfeiture of Gain from Option in Certain Events

               Subject to 6(d), to the extent that the Optionee breaches any restrictive covenant applicable to the Optionee (such as a noncompetition, nonsolicitation or nondis-closure covenant) within one year after the date on which the Optionee exercises the Option, then any gain realized by the Optionee as a result of such exercise shall be paid by the Optionee to the Company immediately upon notice from the Company. Such gain shall be determined as of the date of exercise, without regard to any subsequent change in the Fair Market Value of a share of Company Stock. To the fullest extent permitted by applicable law, the Company shall have the right to offset such gain against any amounts otherwise owed to the Optionee by the Company (whether as wages, vacation pay, or pursuant to any benefit plan or other compensatory arrangement).

               17. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

               IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer, and the Optionee has hereunto signed this Agreement on the Optionee's own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above.

                                     THCG, INC.

                                     By: /s/ Adi Raviv
                                         ---------------------------------

                                     Date: 11/2/99
                                         ---------------------------------

                                      /s/ Joseph D. Mark
                                     -------------------------------------

                                     Optionee (print name): Joseph D. Mark
                                                           ---------------

                                     Date: 11/2/99
                                         ---------------------------------

                                                                       EXHIBIT E

                                Voting Agreement

Whereas, pursuant to Section 5(c) of the Securities Purchase Agreement dated as of October 29, 1999 (the "Securities Purchase Agreement") by and among:
         (i) Greenwich Street Capital Partners II, L.P. ("Greenwich II"), GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P., (the foregoing being herein together referred to as the "Purchaser") and (ii) Walnut Financial Services, Inc. (which will change its name to "THCG, Inc.") (the "Company"), the Purchaser is entitled to nominate one person (the "Purchaser Appointee") for election to the Board of Directors of the Company so long as the Purchaser is the beneficial owner of 5.0% or more of the issued and outstanding shares of Common Stock on a fully-diluted basis (assuming for such purpose the exercise or conversion of all outstanding options, warrants and other convertible securities, including the "Securities" (as defined in the Securities Purchase Agreement)); and

Whereas, the undersigned is a "THSI Principal" as defined in the Securities Purchase Agreement.

Now therefore, as an inducement to the Purchaser to purchase the "Securities" under, and as defined in, the Securities Purchase Agreement, the undersigned does hereby agree as follows:

1. The undersigned shall vote all shares of the capital stock of the Company owned from time to time by the undersigned in favor of the election of the Purchaser Appointee as shall be designated from time to time by Greenwich II pursuant to Section 5(c) of the Securities Purchase Agreement, all to the same extent as if the undersigned were a party to Section 5(c) of the Securities Purchase Agreement; and the undersigned shall not take any action (or fail to take any action) which is inconsistent with, or in contravention of, the provisions of Section 5(c) of the Securities Purchase Agreement.

2. The undersigned shall not effect any "Exempt Transfer" (as defined in the Securities Purchase Agreement) unless the undersigned shall have caused the transferee to execute and deliver to the Purchaser this Voting Agreement, thus agreeing to: (i) vote all shares of the capital stock of the Company owned from time to time by such transferee in favor of the election of the Purchaser Appointee as shall be designated from time to time by Greenwich II pursuant to Section 5(c) of the Securities Purchase Agreement, and (ii) be bound by the terms of this Voting Agreement to the same extent as the undersigned.

3. The undersigned hereby grants to the President of the Company a proxy to vote all shares of the capital stock of the Company owned of record or beneficially by the undersigned in favor of the election of the Purchaser Appointee; and such proxy shall be irrevocable and shall survive the death or disability of the undersigned (if an individual) and any merger, consolidation, liquidation, dissolution or similar transaction affecting the undersigned or the shares of the capital stock of the Company owned of record by the undersigned (if the undersigned be other than an individual) if the Person who becomes the record or beneficial holder of the shares is otherwise a THSI Principal. In the event that, for any reason, the foregoing proxy shall become unenforceable or shall have expired, then the undersigned shall execute and grant a new proxy on the same terms as provided herein. The proxy granted hereunder, and the obligations of the undersigned under this Voting Agreement, shall be noted in the voting records and registrar of the Company.

4. The undersigned acknowledges that the Purchaser is relying upon this Voting Agreement in connection with the execution, delivery and performance by the Purchaser of the Securities Purchase Agreement and the purchase by the Purchaser of the Securities.

5. This Voting Agreement shall terminate upon any termination of the obligations under the Securities Purchase Agreement of the Company to issue, and the Purchaser to purchase, the Securities. Unless terminated as aforesaid, this Voting Agreement shall be effective as of the "Effective Time" of the Merger (as defined in the Merger Agreement) but subject to the release of this Voting Agreement pursuant to Section 4(a) of the Escrow Agreement.

6. This Voting Agreement shall be governed by the laws of the State of New York, except to the extent that the corporate laws of the State of Utah shall be applicable in connection with the exercise of the proxy granted herein.

7. Capitalized terms used herein which are not expressly defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

                                      * * *

In witness whereof, the undersigned have executed and delivered this Voting Agreement as of the November 1, 1999.

                                          THSI Principal:

                                          /s/ Joseph D. Mark
                                          ------------------------------------

                                          Print Name: Joseph D. Mark
                                                     -------------------------

Acknowledged and accepted:

Walnut Financial Services, Inc. (or THCG, Inc.)

By: /s/ Joel S. Kanter
   -----------------------------
         Joel S. Kanter
         President

Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Fund, L.P.
Greenwich Street Employees Fund, L.P.
TRV Executive Fund, L.P.
By: Greenwich Street Investments II,
    L.L.C., their general partner

By: /s/ Keith Abell
   -----------------------------
         Keith Abell
         Managing Member

                                                                       EXHIBIT F

                                Voting Agreement

Whereas, pursuant to Section 5(c) of the Securities Purchase Agreement dated as of October 29, 1999 (the "Securities Purchase Agreement") by and among:
         (i) Greenwich Street Capital Partners II, L.P. ("Greenwich II"), GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P., (the foregoing being herein together referred to as the "Purchaser") and (ii) Walnut Financial Services, Inc. (which will change its name to "THCG, Inc.") (the "Company"), the Purchaser is entitled to nominate one person (the "Purchaser Appointee") for election to the Board of Directors of the Company so long as the Purchaser is the beneficial owner of 5.0% or more of the issued and outstanding shares of Common Stock on a fully-diluted basis (assuming for such purpose the exercise or conversion of all outstanding options, warrants and other convertible securities, including the "Securities" (as defined in the Securities Purchase Agreement)); and

Whereas, the undersigned is a "THSI Principal" as defined in the Securities Purchase Agreement.

Now therefore, as an inducement to the Purchaser to purchase the "Securities" under, and as defined in, the Securities Purchase Agreement, the undersigned does hereby agree as follows:

1. The undersigned shall vote all shares of the capital stock of the Company owned from time to time by the undersigned in favor of the election of the Purchaser Appointee as shall be designated from time to time by Greenwich II pursuant to Section 5(c) of the Securities Purchase Agreement, all to the same extent as if the undersigned were a party to Section 5(c) of the Securities Purchase Agreement; and the undersigned shall not take any action (or fail to take any action) which is inconsistent with, or in contravention of, the provisions of Section 5(c) of the Securities Purchase Agreement.

2. The undersigned shall not effect any "Exempt Transfer" (as defined in the Securities Purchase Agreement) unless the undersigned shall have caused the transferee to execute and deliver to the Purchaser this Voting Agreement, thus agreeing to: (i) vote all shares of the capital stock of the Company owned from time to time by such transferee in favor of the election of the Purchaser Appointee as shall be designated from time to time by Greenwich II pursuant to Section 5(c) of the Securities Purchase Agreement, and (ii) be bound by the terms of this Voting Agreement to the same extent as the undersigned.

3. The undersigned hereby grants to the President of the Company a proxy to vote all shares of the capital stock of the Company owned of record or beneficially by the undersigned in favor of the election of the Purchaser Appointee; and such proxy shall be irrevocable and shall survive the death or disability of the undersigned (if an individual) and any merger, consolidation, liquidation, dissolution or similar transaction affecting the undersigned or the shares of the capital stock of the Company owned of record by the undersigned (if the undersigned be other than an individual) if the Person who becomes the record or beneficial holder of the shares is otherwise a THSI Principal. In the event that, for any reason, the foregoing proxy shall become unenforceable or shall have expired, then the undersigned shall execute and grant a new proxy on the same terms as provided herein. The proxy granted hereunder, and the obligations of the undersigned under this Voting Agreement, shall be noted in the voting records and registrar of the Company.

4. The undersigned acknowledges that the Purchaser is relying upon this Voting Agreement in connection with the execution, delivery and performance by the Purchaser of the Securities Purchase Agreement and the purchase by the Purchaser of the Securities.

5. This Voting Agreement shall terminate upon any termination of the obligations under the Securities Purchase Agreement of the Company to issue, and the Purchaser to purchase, the Securities. Unless terminated as aforesaid, this Voting Agreement shall be effective as of the "Effective Time" of the Merger (as defined in the Merger Agreement) but subject to the release of this Voting Agreement pursuant to Section 4(a) of the Escrow Agreement.

6. This Voting Agreement shall be governed by the laws of the State of New York, except to the extent that the corporate laws of the State of Utah shall be applicable in connection with the exercise of the proxy granted herein.

7. Capitalized terms used herein which are not expressly defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

                                      * * *

In witness whereof, the undersigned have executed and delivered this Voting Agreement as of the November 1, 1999.

                                          THSI Principal:

                                          Joshua A. Mark 1999 Trust

                                          By: /s/ Meryl Schlussel Mark
                                              ---------------------------------
                                              Meryl Schlussel Mark
                                              Trustee


Acknowledged and accepted:

Walnut Financial Services, Inc. (or THCG, Inc.)

By: /s/ Joel S. Kanter
   -----------------------------
         Joel S. Kanter
         President

Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Fund, L.P.
Greenwich Street Employees Fund, L.P.
TRV Executive Fund, L.P.
By: Greenwich Street Investments II,
    L.L.C., their general partner

By: /s/ Keith Abell
   -----------------------------
         Keith Abell
         Managing Member

                                                                       EXHIBIT G

                                Voting Agreement

Whereas, pursuant to Section 5(c) of the Securities Purchase Agreement dated as of October 29, 1999 (the "Securities Purchase Agreement") by and among:
         (i) Greenwich Street Capital Partners II, L.P. ("Greenwich II"), GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P., (the foregoing being herein together referred to as the "Purchaser") and (ii) Walnut Financial Services, Inc. (which will change its name to "THCG, Inc.") (the "Company"), the Purchaser is entitled to nominate one person (the "Purchaser Appointee") for election to the Board of Directors of the Company so long as the Purchaser is the beneficial owner of 5.0% or more of the issued and outstanding shares of Common Stock on a fully-diluted basis (assuming for such purpose the exercise or conversion of all outstanding options, warrants and other convertible securities, including the "Securities" (as defined in the Securities Purchase Agreement)); and

Whereas, the undersigned is a "THSI Principal" as defined in the Securities Purchase Agreement.

Now therefore, as an inducement to the Purchaser to purchase the "Securities" under, and as defined in, the Securities Purchase Agreement, the undersigned does hereby agree as follows:

1. The undersigned shall vote all shares of the capital stock of the Company owned from time to time by the undersigned in favor of the election of the Purchaser Appointee as shall be designated from time to time by Greenwich II pursuant to Section 5(c) of the Securities Purchase Agreement, all to the same extent as if the undersigned were a party to Section 5(c) of the Securities Purchase Agreement; and the undersigned shall not take any action (or fail to take any action) which is inconsistent with, or in contravention of, the provisions of Section 5(c) of the Securities Purchase Agreement.

2. The undersigned shall not effect any "Exempt Transfer" (as defined in the Securities Purchase Agreement) unless the undersigned shall have caused the transferee to execute and deliver to the Purchaser this Voting Agreement, thus agreeing to: (i) vote all shares of the capital stock of the Company owned from time to time by such transferee in favor of the election of the Purchaser Appointee as shall be designated from time to time by Greenwich II pursuant to Section 5(c) of the Securities Purchase Agreement, and (ii) be bound by the terms of this Voting Agreement to the same extent as the undersigned.

3. The undersigned hereby grants to the President of the Company a proxy to vote all shares of the capital stock of the Company owned of record or beneficially by the undersigned in favor of the election of the Purchaser Appointee; and such proxy shall be irrevocable and shall survive the death or disability of the undersigned (if an individual) and any merger, consolidation, liquidation, dissolution or similar transaction affecting the undersigned or the shares of the capital stock of the Company owned of record by the undersigned (if the undersigned be other than an individual) if the Person who becomes the record or beneficial holder of the shares is otherwise a THSI Principal. In the event that, for any reason, the foregoing proxy shall become unenforceable or shall have expired, then the undersigned shall execute and grant a new proxy on the same terms as provided herein. The proxy granted hereunder, and the obligations of the undersigned under this Voting Agreement, shall be noted in the voting records and registrar of the Company.

4. The undersigned acknowledges that the Purchaser is relying upon this Voting Agreement in connection with the execution, delivery and performance by the Purchaser of the Securities Purchase Agreement and the purchase by the Purchaser of the Securities.

5. This Voting Agreement shall terminate upon any termination of the obligations under the Securities Purchase Agreement of the Company to issue, and the Purchaser to purchase, the Securities. Unless terminated as aforesaid, this Voting Agreement shall be effective as of the "Effective Time" of the Merger (as defined in the Merger Agreement) but subject to the release of this Voting Agreement pursuant to Section 4(a) of the Escrow Agreement.

6. This Voting Agreement shall be governed by the laws of the State of New York, except to the extent that the corporate laws of the State of Utah shall be applicable in connection with the exercise of the proxy granted herein.

7. Capitalized terms used herein which are not expressly defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

                                      * * *

In witness whereof, the undersigned have executed and delivered this Voting Agreement as of the November 1, 1999.

                                          THSI Principal:

                                          Rachel L. Mark 1999 Trust

                                          By: /s/ Meryl Schlussel Mark
                                              ---------------------------------
                                              Meryl Schlussel Mark
                                              Trustee


Acknowledged and accepted:

Walnut Financial Services, Inc. (or THCG, Inc.)

By: /s/ Joel S. Kanter
   -----------------------------
         Joel S. Kanter
         President

Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Fund, L.P.
Greenwich Street Employees Fund, L.P.
TRV Executive Fund, L.P.
By: Greenwich Street Investments II,
    L.L.C., their general partner

By: /s/ Keith Abell
   -----------------------------
         Keith Abell
         Managing Member

                                                                       EXHIBIT H

                                Voting Agreement

Whereas, pursuant to Section 5(c) of the Securities Purchase Agreement dated as of October 29, 1999 (the "Securities Purchase Agreement") by and among:
         (i) Greenwich Street Capital Partners II, L.P. ("Greenwich II"), GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P., (the foregoing being herein together referred to as the "Purchaser") and (ii) Walnut Financial Services, Inc. (which will change its name to "THCG, Inc.") (the "Company"), the Purchaser is entitled to nominate one person (the "Purchaser Appointee") for election to the Board of Directors of the Company so long as the Purchaser is the beneficial owner of 5.0% or more of the issued and outstanding shares of Common Stock on a fully-diluted basis (assuming for such purpose the exercise or conversion of all outstanding options, warrants and other convertible securities, including the "Securities" (as defined in the Securities Purchase Agreement)); and

Whereas, the undersigned is a "THSI Principal" as defined in the Securities Purchase Agreement.

Now therefore, as an inducement to the Purchaser to purchase the "Securities" under, and as defined in, the Securities Purchase Agreement, the undersigned does hereby agree as follows:

1. The undersigned shall vote all shares of the capital stock of the Company owned from time to time by the undersigned in favor of the election of the Purchaser Appointee as shall be designated from time to time by Greenwich II pursuant to Section 5(c) of the Securities Purchase Agreement, all to the same extent as if the undersigned were a party to Section 5(c) of the Securities Purchase Agreement; and the undersigned shall not take any action (or fail to take any action) which is inconsistent with, or in contravention of, the provisions of Section 5(c) of the Securities Purchase Agreement.

2. The undersigned shall not effect any "Exempt Transfer" (as defined in the Securities Purchase Agreement) unless the undersigned shall have caused the transferee to execute and deliver to the Purchaser this Voting Agreement, thus agreeing to: (i) vote all shares of the capital stock of the Company owned from time to time by such transferee in favor of the election of the Purchaser Appointee as shall be designated from time to time by Greenwich II pursuant to Section 5(c) of the Securities Purchase Agreement, and (ii) be bound by the terms of this Voting Agreement to the same extent as the undersigned.

3. The undersigned hereby grants to the President of the Company a proxy to vote all shares of the capital stock of the Company owned of record or beneficially by the undersigned in favor of the election of the Purchaser Appointee; and such proxy shall be irrevocable and shall survive the death or disability of the undersigned (if an individual) and any merger, consolidation, liquidation, dissolution or similar transaction affecting the undersigned or the shares of the capital stock of the Company owned of record by the undersigned (if the undersigned be other than an individual) if the Person who becomes the record or beneficial holder of the shares is otherwise a THSI Principal. In the event that, for any reason, the foregoing proxy shall become unenforceable or shall have expired, then the undersigned shall execute and grant a new proxy on the same terms as provided herein. The proxy granted hereunder, and the obligations of the undersigned under this Voting Agreement, shall be noted in the voting records and registrar of the Company.

4. The undersigned acknowledges that the Purchaser is relying upon this Voting Agreement in connection with the execution, delivery and performance by the Purchaser of the Securities Purchase Agreement and the purchase by the Purchaser of the Securities.

5. This Voting Agreement shall terminate upon any termination of the obligations under the Securities Purchase Agreement of the Company to issue, and the Purchaser to purchase, the Securities. Unless terminated as aforesaid, this Voting Agreement shall be effective as of the "Effective Time" of the Merger (as defined in the Merger Agreement) but subject to the release of this Voting Agreement pursuant to Section 4(a) of the Escrow Agreement.

6. This Voting Agreement shall be governed by the laws of the State of New York, except to the extent that the corporate laws of the State of Utah shall be applicable in connection with the exercise of the proxy granted herein.

7. Capitalized terms used herein which are not expressly defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

                                      * * *

In witness whereof, the undersigned have executed and delivered this Voting Agreement as of the November 1, 1999.

                                          THSI Principal:

                                          Samuel A. Mark 1999 Trust

                                          By: /s/ Meryl Schlussel Mark
                                              ---------------------------------
                                              Meryl Schlussel Mark
                                              Trustee


Acknowledged and accepted:

Walnut Financial Services, Inc. (or THCG, Inc.)

By: /s/ Joel S. Kanter
   -----------------------------
         Joel S. Kanter
         President

Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Fund, L.P.
Greenwich Street Employees Fund, L.P.
TRV Executive Fund, L.P.
By: Greenwich Street Investments II,
    L.L.C., their general partner

By: /s/ Keith Abell
   -----------------------------
         Keith Abell
         Managing Member

                                                                       EXHIBIT I

                               Tag-Along Agreement

Whereas, pursuant to Section 5(e) of the Securities Purchase Agreement dated as of October 29, 1999 (the "Securities Purchase Agreement") by and among:
         (i) Greenwich Street Capital Partners II, L.P. ("Greenwich II"), GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P., (the foregoing being herein together referred to as the "Purchaser") and (ii) Walnut Financial Services, Inc. (which will change its name to "THCG, Inc.") (the "Company"), the Purchaser is entitled to participate in any proposed "Transfer" by any "Section 5 Transferor" (as such terms are defined in the Securities Purchase Agreement); and

Whereas, the undersigned would be a "Section 5 Transferor" as defined in the Securities Purchase Agreement.

Now therefore, as an inducement to the Purchaser to purchase the "Securities" under, and as defined in, the Securities Purchase Agreement, the undersigned does hereby agree as follows:

1. The undersigned shall be bound by, and shall comply with, all of the provisions of Section 5(e) of the Securities Purchase Agreement, and all other provisions of the Securities Purchase Agreement related thereto, which would impose obligations upon the undersigned, all to the same extent as if the undersigned were a party to Section 5(e) of the Securities Purchase Agreement; and the undersigned shall not take any action (or fail to take any action) which is inconsistent with, or in contravention of, the provisions of Section 5(e) of the Securities Purchase Agreement.

2. The undersigned shall not effect any "Exempt Transfer" (as defined in the Securities Purchase Agreement) unless the undersigned shall have caused the transferee to execute and deliver to the Purchaser this Tag-Along
     Agreement, thus agreeing to be bound by the terms of this Tag-Along Agreement to the same extent as the undersigned.

3. The restrictions imposed upon the undersigned, and with respect to any proposed Transfer of shares of the capital stock of the Company which is subject to the provisions of Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement, and the obligations of the undersigned under this Tag-Along Agreement, shall be noted on the stock certificates of the undersigned and in the stock transfer and voting records and registrar of the Company. No Transfer of shares of the capital stock of the Company which is subject to the provisions of Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement shall be effected by the Company unless there has been compliance with provisions of
     Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement.

4. The undersigned acknowledges that the Purchaser is relying upon this Tag-Along Agreement in connection with the execution, delivery and performance by the Purchaser of the Securities Purchase Agreement and the purchase by the Purchaser of the Securities.

5. This Tag-Along Agreement shall terminate upon any termination of the obligations under the Securities Purchase Agreement of the Company to issue, and the Purchaser to purchase, the Securities. Unless terminated as aforesaid, this Tag-Along Agreement shall be effective as of the "Effective Time" of the Merger (as defined in the Merger Agreement) but subject to the release of this Tag-Along Agreement pursuant to Section 4(a) of the "Escrow Agreement".

6. This Tag-Along Agreement shall be governed by the laws of the State of New York.

7. Capitalized terms used herein which are not expressly defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

                                      * * *

In witness whereof, the undersigned have executed and delivered this Tag-Along Agreement as of the November 1, 1999.

                                          Section 5 Transferor:

                                          /s/ Joseph D. Mark
                                          ------------------------------------

                                          Print Name: Joseph D. Mark
                                                     -------------------------

Acknowledged and accepted:

Walnut Financial Services, Inc. (or THCG, Inc.)

By: /s/ Joel S. Kanter
   -----------------------------
         Joel S. Kanter
         President

Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Fund, L.P.
Greenwich Street Employees Fund, L.P.
TRV Executive Fund, L.P.
By: Greenwich Street Investments II,
    L.L.C., their general partner

By: /s/ Keith Abell
   -----------------------------
         Keith Abell
         Managing Member

                                                                       EXHIBIT J

                               Tag-Along Agreement

Whereas, pursuant to Section 5(e) of the Securities Purchase Agreement dated as of October 29, 1999 (the "Securities Purchase Agreement") by and among:
         (i) Greenwich Street Capital Partners II, L.P. ("Greenwich II"), GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P., (the foregoing being herein together referred to as the "Purchaser") and (ii) Walnut Financial Services, Inc. (which will change its name to "THCG, Inc.") (the "Company"), the Purchaser is entitled to participate in any proposed "Transfer" by any "Section 5 Transferor" (as such terms are defined in the Securities Purchase Agreement); and

Whereas, the undersigned would be a "Section 5 Transferor" as defined in the Securities Purchase Agreement.

Now therefore, as an inducement to the Purchaser to purchase the "Securities" under, and as defined in, the Securities Purchase Agreement, the undersigned does hereby agree as follows:

1. The undersigned shall be bound by, and shall comply with, all of the provisions of Section 5(e) of the Securities Purchase Agreement, and all other provisions of the Securities Purchase Agreement related thereto, which would impose obligations upon the undersigned, all to the same extent as if the undersigned were a party to Section 5(e) of the Securities Purchase Agreement; and the undersigned shall not take any action (or fail to take any action) which is inconsistent with, or in contravention of, the provisions of Section 5(e) of the Securities Purchase Agreement.

2. The undersigned shall not effect any "Exempt Transfer" (as defined in the Securities Purchase Agreement) unless the undersigned shall have caused the transferee to execute and deliver to the Purchaser this Tag-Along
     Agreement, thus agreeing to be bound by the terms of this Tag-Along Agreement to the same extent as the undersigned.

3. The restrictions imposed upon the undersigned, and with respect to any proposed Transfer of shares of the capital stock of the Company which is subject to the provisions of Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement, and the obligations of the undersigned under this Tag-Along Agreement, shall be noted on the stock certificates of the undersigned and in the stock transfer and voting records and registrar of the Company. No Transfer of shares of the capital stock of the Company which is subject to the provisions of Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement shall be effected by the Company unless there has been compliance with provisions of
     Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement.

4. The undersigned acknowledges that the Purchaser is relying upon this Tag-Along Agreement in connection with the execution, delivery and performance by the Purchaser of the Securities Purchase Agreement and the purchase by the Purchaser of the Securities.

5. This Tag-Along Agreement shall terminate upon any termination of the obligations under the Securities Purchase Agreement of the Company to issue, and the Purchaser to purchase, the Securities. Unless terminated as aforesaid, this Tag-Along Agreement shall be effective as of the "Effective Time" of the Merger (as defined in the Merger Agreement) but subject to the release of this Tag-Along Agreement pursuant to Section 4(a) of the "Escrow Agreement".

6. This Tag-Along Agreement shall be governed by the laws of the State of New York.

7. Capitalized terms used herein which are not expressly defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

                                      * * *

In witness whereof, the undersigned have executed and delivered this Tag-Along Agreement as of the November 1, 1999.

                                          Section 5 Transferor:

                                          Joshua A. Mark 1999 Trust

                                          By: /s/ Meryl Schlussel Mark
                                              ---------------------------------
                                              Meryl Schlussel Mark
                                              Trustee


Acknowledged and accepted:

Walnut Financial Services, Inc. (or THCG, Inc.)

By: /s/ Joel S. Kanter
   -----------------------------
         Joel S. Kanter
         President

Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Fund, L.P.
Greenwich Street Employees Fund, L.P.
TRV Executive Fund, L.P.
By: Greenwich Street Investments II,
    L.L.C., their general partner

By: /s/ Keith Abell
   -----------------------------
         Keith Abell
         Managing Member

                                                                       EXHIBIT K

                               Tag-Along Agreement

Whereas, pursuant to Section 5(e) of the Securities Purchase Agreement dated as of October 29, 1999 (the "Securities Purchase Agreement") by and among:
         (i) Greenwich Street Capital Partners II, L.P. ("Greenwich II"), GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P., (the foregoing being herein together referred to as the "Purchaser") and (ii) Walnut Financial Services, Inc. (which will change its name to "THCG, Inc.") (the "Company"), the Purchaser is entitled to participate in any proposed "Transfer" by any "Section 5 Transferor" (as such terms are defined in the Securities Purchase Agreement); and

Whereas, the undersigned would be a "Section 5 Transferor" as defined in the Securities Purchase Agreement.

Now therefore, as an inducement to the Purchaser to purchase the "Securities" under, and as defined in, the Securities Purchase Agreement, the undersigned does hereby agree as follows:

1. The undersigned shall be bound by, and shall comply with, all of the provisions of Section 5(e) of the Securities Purchase Agreement, and all other provisions of the Securities Purchase Agreement related thereto, which would impose obligations upon the undersigned, all to the same extent as if the undersigned were a party to Section 5(e) of the Securities Purchase Agreement; and the undersigned shall not take any action (or fail to take any action) which is inconsistent with, or in contravention of, the provisions of Section 5(e) of the Securities Purchase Agreement.

2. The undersigned shall not effect any "Exempt Transfer" (as defined in the Securities Purchase Agreement) unless the undersigned shall have caused the transferee to execute and deliver to the Purchaser this Tag-Along
     Agreement, thus agreeing to be bound by the terms of this Tag-Along Agreement to the same extent as the undersigned.

3. The restrictions imposed upon the undersigned, and with respect to any proposed Transfer of shares of the capital stock of the Company which is subject to the provisions of Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement, and the obligations of the undersigned under this Tag-Along Agreement, shall be noted on the stock certificates of the undersigned and in the stock transfer and voting records and registrar of the Company. No Transfer of shares of the capital stock of the Company which is subject to the provisions of Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement shall be effected by the Company unless there has been compliance with provisions of
     Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement.

4. The undersigned acknowledges that the Purchaser is relying upon this Tag-Along Agreement in connection with the execution, delivery and performance by the Purchaser of the Securities Purchase Agreement and the purchase by the Purchaser of the Securities.

5. This Tag-Along Agreement shall terminate upon any termination of the obligations under the Securities Purchase Agreement of the Company to issue, and the Purchaser to purchase, the Securities. Unless terminated as aforesaid, this Tag-Along Agreement shall be effective as of the "Effective Time" of the Merger (as defined in the Merger Agreement) but subject to the release of this Tag-Along Agreement pursuant to Section 4(a) of the "Escrow Agreement".

6. This Tag-Along Agreement shall be governed by the laws of the State of New York.

7. Capitalized terms used herein which are not expressly defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

                                      * * *

In witness whereof, the undersigned have executed and delivered this Tag-Along Agreement as of the November 1, 1999.

                                          Section 5 Transferor:

                                          Rachel L. Mark 1999 Trust

                                          By: /s/ Meryl Schlussel Mark
                                              ---------------------------------
                                              Meryl Schlussel Mark
                                              Trustee


Acknowledged and accepted:

Walnut Financial Services, Inc. (or THCG, Inc.)

By: /s/ Joel S. Kanter
   -----------------------------
         Joel S. Kanter
         President

Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Fund, L.P.
Greenwich Street Employees Fund, L.P.
TRV Executive Fund, L.P.
By: Greenwich Street Investments II,
    L.L.C., their general partner

By: /s/ Keith Abell
   -----------------------------
         Keith Abell
         Managing Member

                                                                       EXHIBIT L

                               Tag-Along Agreement

Whereas, pursuant to Section 5(e) of the Securities Purchase Agreement dated as of October 29, 1999 (the "Securities Purchase Agreement") by and among:
         (i) Greenwich Street Capital Partners II, L.P. ("Greenwich II"), GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P., (the foregoing being herein together referred to as the "Purchaser") and (ii) Walnut Financial Services, Inc. (which will change its name to "THCG, Inc.") (the "Company"), the Purchaser is entitled to participate in any proposed "Transfer" by any "Section 5 Transferor" (as such terms are defined in the Securities Purchase Agreement); and

Whereas, the undersigned would be a "Section 5 Transferor" as defined in the Securities Purchase Agreement.

Now therefore, as an inducement to the Purchaser to purchase the "Securities" under, and as defined in, the Securities Purchase Agreement, the undersigned does hereby agree as follows:

1. The undersigned shall be bound by, and shall comply with, all of the provisions of Section 5(e) of the Securities Purchase Agreement, and all other provisions of the Securities Purchase Agreement related thereto, which would impose obligations upon the undersigned, all to the same extent as if the undersigned were a party to Section 5(e) of the Securities Purchase Agreement; and the undersigned shall not take any action (or fail to take any action) which is inconsistent with, or in contravention of, the provisions of Section 5(e) of the Securities Purchase Agreement.

2. The undersigned shall not effect any "Exempt Transfer" (as defined in the Securities Purchase Agreement) unless the undersigned shall have caused the transferee to execute and deliver to the Purchaser this Tag-Along
     Agreement, thus agreeing to be bound by the terms of this Tag-Along Agreement to the same extent as the undersigned.

3. The restrictions imposed upon the undersigned, and with respect to any proposed Transfer of shares of the capital stock of the Company which is subject to the provisions of Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement, and the obligations of the undersigned under this Tag-Along Agreement, shall be noted on the stock certificates of the undersigned and in the stock transfer and voting records and registrar of the Company. No Transfer of shares of the capital stock of the Company which is subject to the provisions of Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement shall be effected by the Company unless there has been compliance with provisions of
     Section 5(e) of the Securities Purchase Agreement and this Tag-Along Agreement.

4. The undersigned acknowledges that the Purchaser is relying upon this Tag-Along Agreement in connection with the execution, delivery and performance by the Purchaser of the Securities Purchase Agreement and the purchase by the Purchaser of the Securities.

5. This Tag-Along Agreement shall terminate upon any termination of the obligations under the Securities Purchase Agreement of the Company to issue, and the Purchaser to purchase, the Securities. Unless terminated as aforesaid, this Tag-Along Agreement shall be effective as of the "Effective Time" of the Merger (as defined in the Merger Agreement) but subject to the release of this Tag-Along Agreement pursuant to Section 4(a) of the "Escrow Agreement".

6. This Tag-Along Agreement shall be governed by the laws of the State of New York.

7. Capitalized terms used herein which are not expressly defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

                                      * * *

In witness whereof, the undersigned have executed and delivered this Tag-Along Agreement as of the November 1, 1999.

                                          Section 5 Transferor:

                                          Samuel A. Mark 1999 Trust

                                          By: /s/ Meryl Schlussel Mark
                                              ---------------------------------
                                              Meryl Schlussel Mark
                                              Trustee


Acknowledged and accepted:

Walnut Financial Services, Inc. (or THCG, Inc.)

By: /s/ Joel S. Kanter
   -----------------------------
         Joel S. Kanter
         President

Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Fund, L.P.
Greenwich Street Employees Fund, L.P.
TRV Executive Fund, L.P.
By: Greenwich Street Investments II,
    L.L.C., their general partner

By: /s/ Keith Abell
   -----------------------------
         Keith Abell
         Managing Member